Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: March 1, 2023

American Agenda – Interview with Bob Sellers, Katrina Szish and Michael Seifert

NewsMax

March 1, 2023

Katrina Zsish: Well, it’s being called the anti-woke patriotic marketplace, it’s called PublicSq. PublicSq. promises to promote companies that represent freedom and vows to stop Americans from quote “giving money to businesses that hate them.”

Bob Sellers: Hmm, the online marketplace, which has the backing of Donald Trump Jr. and former Arizona state candidate Blake Masters, is now set to go public after joining forces with Omeed Malik’s Colombier Acquisition group.

Katrina Zsish: Joining us now to discuss, the founder and CEO of PublicSq., Michael Seifert. Michael, great to have you with us. Um, this is a pretty unique idea. I know, um, a lot of people who will actually stop purchasing products when they realize that those businesses are involved in certain woke, uh, agendas. And it seems like there are a lot of people out there and is that, I’m assuming, the reason for PublicSq.?

Michael Seifert: You’re absolutely right. I am one of those people. And –

Katrina Zsish: So is my mom.

Michael Seifert: Amen. Well, I would be friends with your mother because the reality is there are so many patriotic Americans. One hundred million plus that have consumer buying power and we’re tired of companies lecturing us about our politics. Whether it’s Starbucks funding abortions for their employees or cancelling police officers, whether it’s big banks not allowing for any conservative voices to continue prospering once they hit a certain level of following, we’re seeing everyday these stories come out. PayPal fining users for misinformation that they get to subjectively decide. We’re tired of it. We want to embrace companies that love this country, love the liberties that this country was grounded in, and we want to make sure that our purchases are actually put toward businesses that respect our God given freedoms. And in that process, we’ve created, in less than eight months since our national launch, the largest marketplace of patriotic businesses and consumers the country has ever seen.

Bob Sellers: What kind of things can people get on your site? I know you go to Amazon, you just about, anything and everything –

Katrina Zsish: Everything.

Bob Sellers: these days, yeah, it started books but obviously that was just setting up the infrastructure to do the rest. What can people get? And I think a lot of people are glad to have something maybe to be a competitor, if nothing else, to bring the price down.

Michael Seifert: Well, that’s absolutely right and that’s our goal. Our goal, actually, is to have a comprehensive solution. We were tired of just complaining about the problems, so we wanted to put our money, our time, our resources where our values are. And in the process, in less than eight months, have created this marketplace where you can find a new bank, you can find new coffee shops in your local town, you can find new clothing, a new insurance provider. We hear thousands of stories every single week of consumers that say “you know what, I was shopping with X, and instead of just boycotting, I actually just wanted the blessed assurance that the companies I was spending from shared my values. So, I went to PublicSq., I put purpose behind my purchase, and I found a new business that I can do – feel proud I’m doing business with. And the coolest thing is too, many of these businesses will actually give discounts to the consumer for going there. So, you can receive extra incentive for shopping with your America first values.

Katrina Zsish: Well, I like that, I-

Michael Seifert: And it’s been growing every single day. It’s pretty phenomenal.

Katrina Zsish: I’m a big shopper, uh, I say it’s my favorite sport, shopping. So, I’m looking forward to that. But, a couple things, I want to, I want to ask. First off, how do businesses get to be a part of PublicSq.? And also, tell us the specific URL and the name of the app because it’s spelled a little differently.

Michael Seifert: Yeah, that’s absolutely right. It’s kind of a play on public square. It’s PublicSQ.com. That’s the best place to get started. Whether you’re a consumer looking to join for free, or a business looking to join for free, and that’s important that we highlight. It’s always free for the experience for both consumer and business. When the business signs up, there’s a set of five values and we ask that those businesses just respect those values. That they wouldn’t spend time, money, or resources antagonistically against them. That way our consumers know that there is trust as a part of this transaction from the first interaction. And it’s amazing to watch thousands of new consumers, and hundreds of new businesses every single day sign up for this. And one of the immediate pieces of feedback that they give us is that “I was immediately introduced to it, what it felt like, hundreds of thousands of new friends. New people that I could trust right off the bat because we had a shared set of values in common.” And I will tell you, uh again, in less than eight months we’ve gotten here, but this is just the beginning for us. We really believe that the future is bright for this patriot economy, we believe it’s an underserved market, and that we’re best suited to reach it.

Bob Sellers: Alright, Michael Seifert, thank you so much for joining us, sir.

Michael Seifert: Thank you, appreciate you guys.

* * * * *

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: ir@colombierspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.'s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.'s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s initial public offering prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.